Inland Real Estate Corporation
                              Sticker Supplement

This Supplement No. 18 to our Prospectus which is dated April 7, 1998 updates information contained in the "Real Property Investments" and "Plan of Distribution" sections of the Prospectus. Any word that is capitalized in this supplement but not defined has the same meaning as in our Prospectus.


                           Real Property Investments

Hollywood Video, Hammond, Indiana

On December 18, 1998, we  purchased  a  property known as "Hollywood Video" for
approximately $1,374,000.   The  property  is  located  in Hammond, Indiana and
contains approximately 7,448 square feet of leasable space.

Plymouth Collection Center, Plymouth, Minnesota

On January 6,  1999,  we  purchased  a  property  known as "Plymouth Collection
Center" for approximately $6,626,000.    The  property  is located in Plymouth,
Minnesota and contains approximately 40,815 square feet of leasable space.


                             Plan of Distribution

We commenced this Offering of 25,000,000 shares on April 7, 1998. As of December 29, 1998, we had sold 15,980,951 shares resulting in net proceeds of $171,025,007. Inland Securities Corporation, an Affiliate of our Advisor, is dealer-manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of December 29, 1998, the commissions and fees incurred to Inland Securities Corporation totaled $16,700,093. Our Advisor is entitled to receive an Advisor Asset Management fee, as described more fully in our Prospectus. We also pay an Affiliate of the Advisor fees to manage and lease our properties. This arrangement is also described more fully in our Prospectus. We may pay Acquisition Expenses up to .5% of the money that we raise in this Offering but in no event will we pay Acquisition Expenses on an individual property that exceed 6% of the purchase price of that property.



                               SUPPLEMENT NO. 18
                             DATED JANUARY 7, 1999
                     TO OUR PROSPECTUS DATED APRIL 7, 1998
                       OF INLAND REAL ESTATE CORPORATION

We are providing this Supplement No. 18 to you in order to supplement our Prospectus. We previously supplemented our Prospectus by providing you with Supplement No. 17 dated December 14, 1998, Supplement No. 16 dated November 20, 1998, Supplement No. 15 dated November 4, 1998, Supplement No. 14 dated October 19, 1998, Supplement No. 13 dated October 15, 1998 and Supplement No. 12 dated October 7, 1998. Supplement No. 12 combined all of the information contained in Supplement Nos. 1 through 11. Therefore, you must read this Supplement No. 17, Supplement No. 16, Supplement No. 15, Supplement No. 14, Supplement No. 13, Supplement No. 12 and the Prospectus for the most up to date information. This Supplement No. 17 updates information in the "Real Property Investments" and "Plan of Distribution" sections of our Prospectus. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

Hollywood Video, Hammond, Indiana

On December 18, 1998, we purchased the entire fee simple interest in a single-user retail center located at 1738 165th Street in Hammond, Indiana known as "Hollywood Video". We purchased Hollywood Video from KTJ Limited Partnership Twenty L.P., an unaffiliated third party, for approximately $1,374,000 or approximately $183.49 per square foot. We paid for the purchase price for this property entirely in cash and cash equivalents. We believe the purchase price was fair and reasonable based on, among other things, an appraisal from a third party that we received and presented to our board of directors.

Hollywood Video, built in 1998, is a one-story, single tenant retail facility. Hollywood Video contains 7,488 leasable square feet. As of December 18, 1998, Hollywood Video was 100% leased. We considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. We believe that the center is located within a vibrant economic area.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant is obligated to pay a substantial portion of any monies spent on repairs and improvements.

One tenant, Hollywood Video, leases more than 100% of the total gross leasable area of the property. This lease requires the tenant to pay base annual rent on a monthly basis as follows:

                                           Base Rent
                                          Per Square
                  Approximate               Foot Per
                     GLA       % of Total    Annum           Lease Term
  Lessee            Leased        GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------
Hollywood Video       7,488      100         19.00      Currently    03/31/03
                                             21.38      04/01/03     03/31/13
  Option 1                                   24.05      04/01/13     03/31/18
  option 2                                   27.05      04/01/18     03/31/23

For federal income tax purposes, our depreciable basis in Hollywood Video will be approximately $1,000,000. When we calculate depreciation expense, for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 years.

On December 18, 1998, a total of 7,488 square feet was leased to one tenant at Hollywood Video. The following tables set forth information with respect to the amount of and expiration of the lease at this single-user retail center:

                  Approximate                         Current        Rent per
                      GLA       Lease     Renewal    Annual Rent    Square Foot
  Lessee            Leased      Ends      Option         ($)            ($)
  ------          ----------    -----     ------     -----------    -----------

Hollywood Video      7,488      04/13     2/5 yr.      142,272         19.00




                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                                     Annual Base    Total     Per Square  Building GLA     Rent
                        Approx. GLA   Rent of       Annual    Foot Under  Represented   Represented
  Year       Number of  of Expiring  Expiring       Base      Expiring    by Expiring   By Expiring
 Ending       Leases      Leases     Leases        Rent (1)   Leases        Leases       Leases
December 31,  Expiring  (Sq. Ft.)       ($)          ($)         ($)          (%)          (%)
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1999-
     2003         -          -           -         142,272         -           -             -

   2004-
    2008          -          -           -         160,093         -           -             -





We received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers. The appraisal reported a fair market value for the Hollywood Video property, as of January 1, 1998, of $1,400,000. You should note that appraisals are estimates of value and, therefore, you should not rely upon them as a measure of true worth or realizable value.

Plymouth Collection Center, Plymouth, Minnesota


On January 6, 1999, we purchased the entire fee simple interest in a Neighborhood Retail Center located at 4135 Berkshire Lane in Plymouth, Minnesota known as "Plymouth Collection Center." We purchased Plymouth Collection Center from Baker Plymouth Collection, LLC, an unaffiliated third party, for approximately $6,626,000 or approximately $162.34 per square foot. We paid the purchase price for this property using using cash and cash equivalents. We believe the purchase price was fair and reasonable based on, among other things, an appraisal from a third party that we received and presented to our board of directors.

Plymouth Collection Center, built in 1998, is a one-story, multi-tenant retail facility. Plymouth Collection Center contains 40,815 leasable square feet. As of January 6, 1999, Plymouth Collection Center was 100% leased. We considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. We believe that the center is located within a vibrant economic area.

We do not anticipate making any significant repairs and improvements to Plymouth Collection Center over the next few years. However, if we were to make any repairs or improvements, the center's tenants would be obligated to pay a substantial portion of any monies spent on repairs and improvements.

The table below sets forth the occupancy rate at Plymouth Collection Center expressed as a percentage of total gross leasable area and the average annual base rent per square foot:

                                     Occupancy Rate              Effective
                                          as of                Annual Rental
                                      December 31,           Rate Per Leasable
            Year Ending               of Each Year               Square Ft
           December 31,                    (%)                      ($)
           ------------               ------------             -------------

               1998                        95                      16.02

Three tenants, Golf Galaxy, a golf supply store, Paper Warehouse, a discount party and card store, and Vintage Liquors, a liquor store, lease more than 10% of the total gross leasable area of the property. This lease requires the tenant to pay base annual rent on a monthly basis as follows:

                                           Base Rent
                                          Per Square
                  Approximate               Foot Per
                     GLA       % of Total    Annum           Lease Term
  Lessee            Leased        GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------
Golf Galaxy         17,748         43        15.50      Currently    07/31/03
                                             17.20      08/01/03     07/31/08
                                             19.15      08/01/08     07/31/13
  Option 1                                   19.15      08/01/13     07/31/18
  Option 2                                   19.15      08/01/18     07/31/23

Paper Warehouse      9,216         23        14.50      Currently    08/31/03
                                             15.50      09/01/03     02/28/08
  Option 1                                   17.00      03/01/08     02/28/13
  Option 2                                   18.00      03/01/13     02/28/18

Vintage Liquors      4,581         11        15.00      Currently    08/31/01
                                             15.75      09/01/01     08/31/03
                                             16.50      09/01/03     08/31/05
                                             17.25      09/01/05     08/31/07
                                             18.00      09/01/07     08/31/08

For federal income tax purposes, our depreciable basis in Plymouth Collection Center will be approximately $5,100,000. When we calculate depreciation expense, for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 years.

On January 6, 1999, a total of 40,815 square feet was leased to eight tenants at Plymouth Collection Center. The following tables set forth information with respect to the amount of and expiration of the leases at this Neighborhood Retail Center:

                  Approximate                         Current        Rent per
                      GLA       Lease     Renewal    Annual Rent    Square Foot
  Lessee            Leased      Ends      Option         ($)            ($)
  ------          ----------    -----     ------     -----------    -----------
Golf Galaxy         17,748      07/13     2/5 yr.      275,094         15.50
Paper Warehouse      9,216      08/08     2/5 yr.      133,632         14.50
Vintage Market       4,581      08/08        -          68,715         15.00
Pilgrim Drycleaners  1,400      08/08     1/5 yr.       25,200         18.00
Caribou Coffee       1,540      05/08     1/5 yr.       32,340         21.00
Leeann Chin          2,500      08/08     2/5 yr.       52,500         21.00
Thomas John's
  Tobacconists       1,710      09/03     1/5 yr.       32,490         19.00
Air Touch
  Communication      2,120      12/04     1/6 yr.       42,400         20.00



                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                                     Annual Base    Total     Per Square  Building GLA     Rent
                        Approx. GLA   Rent of       Annual    Foot Under  Represented   Represented
  Year       Number of  of Expiring  Expiring       Base      Expiring    by Expiring   By Expiring
 Ending       Leases      Leases     Leases        Rent (1)   Leases        Leases       Leases
December 31,  Expiring  (Sq. Ft.)       ($)          ($)         ($)          (%)          (%)
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1999          -           -           -        662,371          -           -             -

   2000          -           -           -        664,081          -           -             -

   2001          -           -           -        670,131          -           -             -

   2002          -           -           -        682,396          -           -             -

   2003          2          3,830      85,970     691,406        22.45        9.38         12.43

   2004          -           -           -        648,259          -           -             -

   2005          -           -           -        659,979          -           -             -

   2006          -           -           -        663,415          -           -             -

   2007          -           -           -        669,295          -           -             -

   2008          5         19,237     374,088     679,353        19.45       47.13         55.07


(1) We made no assumptions regarding the  re-leasing  of  expired  leases.   It is the opinion of our
management that the space will be re-leased at market rates at the time of re-leasing.


We received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers. The appraisal reported a fair market value for the Plymouth Collection Center property, as of October 1, 1998, of $7,250,000. You should note that appraisals are estimates of value and, therefore, you should not rely upon them as a measure of true worth or realizable value.


                             Plan of Distribution

We commenced this Offering  of  25,000,000  Shares  on  April  7,  1998.  As of
December 29, 1998, we had sold 15,980,951 shares resulting in net proceeds of $171,025,007.

Inland Securities Corporation, an Affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of December 29, 1998, the commissions and fees incurred to Inland Securities Corporation totaled $16,700,093. We also pay an Affiliate of our Advisor fees to manage and lease our properties. We incurred Property Management Fees of approximately $1,904,860 for the nine months ended September 30, 1998 and $1,120,000 for the year ended December 31, 1997. Our Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the nine months ended September 30, 1998, we had incurred Advisor Asset Management Fees of $1,252,815. For the year ended December 31, 1997, we had incurred Advisor Asset Management Fees of $843,000. We may pay Acquisition Expenses up to .5% of the money that we raise in this Offering but in no event will we pay Acquisition Expenses on any individual property that exceeds 6% of the purchase price of any individual property. As of September 30, 1998, we had paid Acquisition Expenses of approximately $2,800,000.